APPYEA, INC.

September 28, 2022

VIA Edgar

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Lauren Pierce

Re: AppYea, Inc.

Amendment No. 3 to Registration Statement on Form S-1

Filed September 19, 2022

File No: 333-264834

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, AppYea, Inc. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that it may become effective at 4:00 p.m., Washington, D.C. time, on September 29, 2022, or as soon as possible thereafter. In this regard, the Company is aware of its obligations under the Securities Act.

The Company requests that it be notified of such effectiveness by contacting David Aboudi, the Company’s counsel, at Aboudi Legal Group PLLC, at (646) 768-4285 or at david@aboudilegal.com.

Sincerely,

/s/ Asaf Porat
Asaf Porat
Chief Financial Officer